UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
REPURCHASE SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___to ___

Commission file number: 1-8944

NORTHSHORE MINING COMPANY
and
SILVER BAY POWER COMPANY
RETIREMENT SAVINGS PLAN

10 OUTER DRIVE
SILVER BAY, MINNESOTA 55614

(Full Title of the plan and the address of the plan,
if different from that of issuer named below)

CLEVELAND-CLIFFS INC, 1100 Superior Avenue, Cleveland, Ohio 44114-2589
(Name of Issuer of the securities held pursuant to
the Plan and the address of its principal executive office)

NORTHSHORE MINING COMPANY AND
SILVER BAY POWER COMPANY

FINANCIAL STATEMENTS
WITH
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

December 31, 2004

INDEX

Page
Report of Independent Registered Accounting Firm
Financial Statements:
Statement of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4 - 8
Supplemental Schedule:
Schedule of Assets Held for Investment Purposes at End of Year	9
Exhibit 23.1 Consent of Independent Registered Public Accounting Firm
Exhibit 23.2 Consent of Independent Registered Public Accounting Firm
Exhibit 99.1 Report of Independent Registered Public Accounting Firm Year Ended December 31, 2003

[MEADEN & MOORE LOGO]

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

Plan Administrator
     Northshore Mining Company and Silver Bay Power Company Retirement Savings Plan
Cleveland, Ohio

We have audited the accompanying statement of net assets available for benefits of the NORTHSHORE MINING COMPANY AND SILVER BAY POWER COMPANY RETIREMENT SAVINGS PLAN and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of NORTHSHORE MINING COMPANY AND SILVER BAY POWER COMPANY RETIREMENT SAVINGS PLAN as of December 31, 2003 and for the year then ended, were audited by other auditors whose report dated June 25, 2004, expressed an unqualified opinion on these financial statements.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Northshore Mining Company And Silver Bay Power Company Retirement Savings Plan as of December 31, 2004 and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for the purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The suppplemental schedule is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ MEADEN & MOORE
MEADEN & MOORE, LTD.
Certified Public Accountants

April 11, 2005
Cleveland, Ohio

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

Northshore Mining Company and Silver Bay Power Company
Retirement Savings Plan

	December 31
	2004	2003
ASSETS
Cash	$—	$98,523
Receivable — Employee contributions	106,287	—
Receivable — Employer contributions	68,915	—
Receivable — Employer discretionary contribution	1,963,670	—

Total Receivables	2,138,872	—
Investments:
Cleveland-Cliffs, Inc. Common Stock	6,545,573	2,784,653
T. Rowe Price Equity Index 500 Fund	5,455,369	5,100,918
T. Rowe Price Equity Spectrum Income Fund	5,315,763	5,194,869
T. Rowe Price New America Growth Fund	4,698,683	4,053,128
T. Rowe Price Capital Appreciation Fund	5,759,272	4,976,580
T. Rowe Price Prime Reserve Fund	2,643,075	2,857,128
T. Rowe Price International Stock Fund	3,639,339	3,342,191
T. Rowe Price Stable Value Fund	3,507,934	2,693,460
T. Rowe Price Mid-Cap Growth Fund	3,800,556	2,751,580
T. Rowe Price Equity Income Fund	2,149,347	1,654,906
Participant Loans	1,408,666	1,350,287

Total Investments	44,923,577	36,759,700

Total Assets	47,062,449	36,858,223

Net Assets Available for Benefits	$47,062,449	$36,858,223

See accompanying notes.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Northshore Mining Company and Silver Bay Power Company
Retirement Savings Plan

	Year Ended December 31
	2004	2003
Additions to Net Assets Attributed to:
Contributions:
Employer	$2,603,750	$621,257
Employee	2,549,233	2,444,875
Rollover	42,021	7,999

	5,195,004	3,074,131

Interest and dividend income	949,889	680,960
Net unrealized gain on investments	7,548,531	7,276,528

Total Additions	13,693,424	11,031,619

Deductions from Net Assets Attributed to:
Benefits paid to participants	3,489,198	2,815,104

Net Increase	10,204,226	8,216,515
Net Assets Available for Benefits:
Beginning of Year	36,858,223	28,641,708

End of Year	$47,062,449	$36,858,223

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS

Northshore Mining Company and Silver Bay Power Company
Retirement Savings Plan

1	Description of Plan

The following description of The Northshore Mining Company and Silver Bay Power Company Retirement Savings Plan provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General:

The Plan, which began October 1, 1994, is a defined contribution plan covering all employees of Northshore Mining Company & Silver Bay Power Company who meet the eligibility requirements. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan was amended effective January 1, 2003. The Amendment changed the distribution policies.

Eligibility:

All full time employees of the Companies are eligible to participate in the Plan.

Contributions:

Employee deferral — Participants may elect a portion of their compensation between 1% to 18%) to be contributed to the Plan by the Company.

Employer Contributions — The Company contributes a matching contribution equal to 50% of Participant pre-tax contributions not in excess of 6% of participant’s eligible earnings for the Plan year. An additional matching amount may be contributed by the Company based on the excess of 5% of the Company’s pre-tax earnings over the minimum matching contribution.

The Company may also contribute for any Plan year additional matching amounts (as limited) as shall be determined by the Board of Directors of the Company.

Contributions are subject to limitations on annual additions and other limitations imposed by the Internal Revenue Code as defined in the Plan agreement.

NOTES TO FINANCIAL STATEMENTS

Northshore Mining Company and Silver Bay Power Company
Retirement Savings Plan

1	Description of Plan, Continued

Participants’ Accounts:

401(k) Accounts — Each participant’s account is credited with the participant’s elective contributions, employer matching contributions, earnings and losses thereon. Plan participants are allocated participation in the fund(s) based on cash value. Under the cash value method, total monthly earnings are divided by the total value of the fund(s) to obtain a ratio, which is then multiplied by each participant’s account balance in the fund(s) at the beginning of the month.

Rollover contributions from other Plans are also accepted, providing certain specified conditions are met.

Vesting:

All participants are 100% vested in elective deferrals, rollover contributions, and company matching and discretionary contributions made to the Plan.

Participants’ Loans:

Loans are permitted under certain circumstances and are subject to limitations. Participants may borrow from their fund accounts, minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loans are repaid over a period not to exceed 5 years with exceptions for the purchase of a primary residence.

The loans are secured by the balance in the participant’s account and bear interest at rates commercially reasonable that is published on the first day of the month proceeding the month the loan was granted. Principal and interest are paid ratably through monthly payroll deductions.

Payment of Benefits:

Upon termination of service by reason of retirement, a participant has the option to keep their funds in the plan without option of contribution until age 70 1/2 or receive a lump sum equal to the value of his or her account. Upon death a participant’s beneficiaries receives a lump sum amount equal to the value of his or her account.

Hardship Withdrawals:

Hardship withdrawals are permitted in accordance with Internal Revenue Service guidelines.

NOTES TO FINANCIAL STATEMENTS

Northshore Mining Company and Silver Bay Power Company
Retirement Savings Plan

1	Description of Plan, Continued

Investment Options:

Upon enrollment in the Plan, a participant may direct his or her contributions in any or all of the following investment options.

Cleveland-Cliffs, Inc. Common Stock Common stock

T. Rowe Price Equity Index 500 Fund
 The objective of the fund is to match the performance of the Standard & Poors 500 Stock Index. The S&P 500 is made up of primarily large-cap companies that represent a broad spectrum for the U.S. economy and about 70% of the U.S. stock market’s total capitalization.

T. Rowe Price Equity Spectrum Income Fund The fund seeks a high level of current income with moderate share price fluctuation.

T. Rowe Price New America Growth Fund
 The investment objective is to provide long-term growth of capital by investing primarily in the common stocks of U.S. growth companies operating in sectors T. Rowe Price believes to be the fastest growing in the U.S.

T. Rowe Price Capital Appreciation Fund
 The fund seeks to maximize long-term capital appreciation by investing primarily in common stocks. In addition, the fund may hold fixed income and other securities to help preserve principal value in uncertain or declining markets.

T. Rowe Price Prime Reserve Fund The fund’s objectives are preservation of capital, liquidity, and, consistent with these, the highest possible current income.

T. Rowe Price International Stock Fund The fund’s objective is long-term growth of capital through investments primarily in common stocks of established, non-U.S. companies.

T. Rowe Price Stable Value Fund
 The stable value fund is a common trust fund established by the T. Rowe Price Trust Company under Maryland banking law, and its units are exempt from registration under the Securities Act of 1933.

NOTES TO FINANCIAL STATEMENTS

Northshore Mining Company and Silver Bay Power Company
Retirement Savings Plan

1	Description of Plan, Continued

Investment Options, Continued:

T. Rowe Price Mid-Cap Growth Fund The investment objective is to provide long-term capital appreciation by investing in mid-cap stocks offering the potential for above-average earnings growth.

T. Rowe Price Equity Income Fund The objective is to provide substantial dividend income as well as long-term capital appreciation through investments in common stocks of established companies.

2	Summary of Significant Accounting Policies

Basis of Accounting:

The Plan’s transactions are reported on the accrual basis of accounting. All investment securities are stated at fair value as measured by quoted prices in active markets. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Investments include participant loans valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Administrative Fees:

The trust pays the trustee fees, audit fees and other expenses of the Plan, unless the Company elects to pay all or part of these expenses. For the year ended December 31, 2004, the Company paid all such expenses. Other administrative expenses of the Plan, such as salaries and use of facilities are paid by the Company.

Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

NOTES TO FINANCIAL STATEMENTS

Northshore Mining Company and Silver Bay Power Company
Retirement Savings Plan

3	Tax Status

On April 17, 2003, the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue code. The Plan has been amended, however, the Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

4	Investments

The Plan’s funds are invested in the various stock, bond and cash investments enumerated in Note 1, through the T. Rowe Price. Investments which constitute more than 5% of the Plan’s net assets are:

	2004	2003
Cleveland-Cliffs, Inc. Common Stock	$6,545,573	$2,784,653
T. Rowe Price Equity Index 500 Fund	$5,455,369	$5,100,918
T. Rowe Price Equity Spectrum Income Fund	$5,315,763	$5,194,869
T. Rowe Price New America Growth Fund	$4,698,683	$4,053,128
T. Rowe Price Capital Appreciation Fund	$5,759,272	$4,976,580
T. Rowe Price Prime Reserve Fund	$2,643,075	$2,857,128
T. Rowe Price International Stock Fund	$3,639,339	$3,342,191
T. Rowe Price Stable Value Fund	$3,507,934	$2,693,460
T. Rowe Price Mid-Cap Growth Fund	$3,800,556	$2,751,580

5	Party-in-Interest Transactions

Certain Plan investments are shares of mutual funds managed by T. Rowe Price, the Trustees as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Usual and customary fees were paid by the mutual fund for the investment management services.

The Plan purchased shares of Cliffs’ common stock for $1,537,145 and sold shares of Cliffs’ common stock for $2,593,848 in 2004.

6	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risk such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values if investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
Form 5500, Schedule H, Part IV, Line 4i

Northshore Mining Company and Silver Bay Power Company
Retirement Savings Plan

EIN 84-1116857
Plan Number 001

December 31, 2004

	(b)	( c )
	Identity of Issue,	Description of Investment Including		(e)
	Borrower, Lessor,	Maturity Date, Rate of Interest,	(d)	Current
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Value
*	Cleveland-Cliffs, Inc. Common Stock	Stock	N/A	$6,545,573
*	T. Rowe Price Equity Index 500 Fund	Mutual Fund	N/A	5,455,369
*	T. Rowe Price Equity Spectrum Income Fund	Mutual Fund	N/A	5,315,763
*	T. Rowe Price New America Growth Fund	Mutual Fund	N/A	4,698,683
*	T. Rowe Price Capital Appreciation Fund	Mutual Fund	N/A	5,759,272
*	T. Rowe Price Prime Reserve Fund	Mutual Fund	N/A	2,643,075
*	T. Rowe Price International Stock Fund	Mutual Fund	N/A	3,639,339
*	T. Rowe Price Stable Value Fund	Mutual Fund	N/A	3,507,934
*	T. Rowe Price Mid-Cap Growth Fund	Mutual Fund	N/A	3,800,556
*	T. Rowe Price Equity Income Fund	Mutual Fund	N/A	2,149,347
	Participant Loans	Notes receivable (interest at prevailing local rate)	N/A	1,408,666

				$44,923,577

*	Party-in-interest to the Plan.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

NORTHSHORE MINING COMPANY and SILVER BAY POWER COMPANY RETIREMENT SAVINGS PLAN
	By:	Pension Committee,
Plan Administrator

Date: June 24, 2005	By:	/s/ Robert J. Leroux
Member

Exhibit Index

Exhibit
Number	Description of Exhibit
23.1	Consent of Independent Registered Public Accounting Firm	Filed Herewith
23.2	Consent of Independent Registered Public Accounting Firm	Filed Herewith
99.1	Report of Independent Registered Public Accounting Firm on the Statement of Net Assets Available for Benefits and the Related Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2003	Filed Herewith